VF 3-5-03

**AM 3/3/2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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03011215

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
FEB 28 2003
586

SEC FILE NUMBER
8- 52506

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

InTrade, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Rector Street, Suite 1103
(No. and Street)

New York	**New York**	**10006**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian J. Potash **(212) 566-2484**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

PROCESSED
APR 28 2003
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kempisty & Company, Certified Public Accountants, P.C.
(Name – *if individual, state last, first, middle name*)

15 Maiden Lane, Suite 1003	**New York**	**New York**	**10038**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2003 WASH, D.C. 165

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VF 3-5-03

OATH OR AFFIRMATION

I, Mark I. Frank, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of InTrade, LLC, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DIERDRE STEINHAUS AINBINDER
Notary Public, State of New York
No. 30-4899711
Qualified in Nassau County
Commission Expires July 6, 2003

Dierdre Steinhaus Ainbinder
Notary Public

Signature

Managing Member
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of financial condition.
- ☒ (c) Statement of income (loss).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☐ (f) Statement of changes in liabilities subordinated to claims of general creditors.
- ☒ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- ☐ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☐ (i) Information relating to the possession or control requirements for broker and dealers under Rule 15c3-3.
- ☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ☒ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC supplemental report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INTRADE, LLC

DECEMBER 31, 2002

INDEX

	PAGE
INDEPENDENT AUDITORS' REPORT	1
STATEMENT OF ASSETS LIABILITIES AND MEMBERS' EQUITY	2
STATEMENT OF INCOME AND EXPENSES	3
STATEMENT OF MEMBERS' EQUITY	4
STATEMENT OF CASH FLOWS	5
NOTES TO FINANCIAL STATEMENTS	6-9
SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934:	
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION	11
SUPPLEMENTARY REPORT OF INDEPENDENT PUBLIC AUDITOR	13-14

KEMPISTY & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, P.C.
15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 - FAX (212) 513-1930

INDEPENDENT AUDITORS' REPORT

To the Members of
Intrade, LLC

We have audited the accompanying statement of assets, liabilities and members' equity of Intrade, LLC as of December 31, 2002 and the related statements of income and expenses, members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Intrade, LLC at December 31, 2002 and the results of its' operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kempisty & Company CPAs PC

Kempisty & Company
Certified Public Accountants PC
New York, New York
February 10, 2003

INTRADE, LLC

STATEMENT OF ASSETS, LIABILITIES AND MEMBERS' EQUITY

DECEMBER 31, 2002

ASSETS		
Cash	$	40,184
Due from Clearing Broker (Note 4)		3,060,884
Chicago Mercantile Membership, at cost (Note 2)		92,259
NYSE - EAM (Note 2)		233,330
JBO Investment		10,000
Fixed Assets (net of accumulated depreciation of $63,976) (Note 5)		224,651
Security Deposits		14,400
Dividends Receivable		13,203
Loan Receivable		10,000
Organization Costs (net of accumulated amortization of $9,621)		9,621
TOTAL ASSETS	$	3,708,532
LIABILITIES AND MEMBERS' EQUITY		
Accounts Payable and Accrued Expenses		640,703
Secured Demand Note		159,375
Payable to Clearing Broker (Note 4)	$	82,904
TOTAL LIABILITIES		882,982
Commitments and Contingent Liabilities (Note 6)		
Members' Equity		2,825,550
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	3,708,532

The accompanying notes are an integral part of these financial statements.

INTRADE, LLC

STATEMENT OF INCOME AND EXPENSES

FOR THE YEAR ENDED DECEMBER 31, 2002

Revenues:	
Principal trading	$ 6,530,074
WTC Recovery Grant	152,177
Sale of CME Class A shares	86,526
Dividend income	6,225
Total Income	6,775,002
Expenses:	
Trading expenses	2,389,142
Brokerage commissions	1,671,204
Employee compensation and benefits	366,719
Guaranteed payments to partners	345,849
Communications	289,614
Office supplies and expenses	118,386
Professional fees	51,088
Depreciation and Amortization	45,284
Regulatory fees	42,683
Occupancy	31,052
Interest expense	19,456
Miscellaneous	10,308
Total Expenses	5,380,785
Net income	$ 1,394,217

The accompanying notes are an integral part of these financial statements.

INTRADE, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2002

Members' equity at January 1, 2002	$	6,128,073
Capital contributions		262,869
Audit adjustment - prior year depreciation		41,883
Net income		1,394,217
Capital withdrawals		(5,001,492)
Members' equity at December 31, 2002	$	2,825,550

The accompanying notes are an integral part of these financial statements.

INTRADE, LLC

STATEMENT OF CASH FLOWS

FOR YEAR ENDED DECEMBER 31, 2002

Increase (Decrease) in cash

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	1,394,217
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		45,284
Changes in operating assets and liabilities:		
Decrease in due from clearing broker		3,120,648
(Increase) in dividends receivable		(6,569)
(Increase) in security deposits		(12,400)
Increase in accounts payable and accrued expenses		211,578
Increase in due to clearing broker		82,904
Total adjustments		3,441,445
NET CASH PROVIDED BY OPERATING ACTIVITIES		4,835,662
CASH FLOWS FROM INVESTING ACTIVITIES:		
Investment in NYSE EAM		(233,330)
Change in JBO investment		40,000
Purchase of fixed assets		(159,380)
Repayment of loans receivable		21,250
Sale of CME Class A shares		108,741
CASH USED BY INVESTING ACTIVITIES		(222,719)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions		262,869
Capital withdrawals		(5,001,492)
Secured demand note		187,500
Payments on secured demand note		(28,125)
CASH USED BY FINANCING ACTIVITIES		(4,579,248)
NET INCREASE IN CASH		33,695
CASH - Beginning of year		6,489
CASH - End of year		40,184

The accompanying notes are an integral part of these financial statements.

INTRADE, LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2002

NOTE 1- ORGANIZATION AND NATURE OF BUSINESS

Intrade, LLC, a New York limited liability company (the "Company") is registered as a securities broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the American Stock Exchange ("AMEX"), the National Association of Securities Dealers, Inc. ("NASD"), the Pacific Stock Exchange ("PCX") and was approved for New York Stock Exchange ("NYSE") membership in January 2003.

The Company is engaged in the activity of trading options and other securities.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Concentration of Credit Risk

The Company is engaged in various investment and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

At December 31, 2002 the Company's clearing broker held assets of $3,060,884 on behalf of the Company.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Securities transactions and related income and expenses are recorded on the books on a trade date basis.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Depreciation and Amortization

The cost of furniture and equipment is depreciated over the estimated useful lives of the related assets of five to seven years. The cost of leasehold improvements is amortized over the lesser of the length of the related lease or the estimated useful life of the assets. Depreciation is computed on a straight line basis for financial reporting purposes and on an accelerated basis for income tax purposes. Leasehold improvements for income tax purposes are amortized in accordance with Internal Revenue Service regulations.

Exchange Memberships

Exchange memberships are recorded at cost. The New York Stock Exchange Electronic Access Membership ("NYSE" "EAM") will be amortized over its one year term.

Comprehensive Income

The Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 requires an entity to report comprehensive income and its components and increases financial reporting disclosures. This standard has no impact on the Company's financial position, cash flows or results of operations since no elements of the Company's comprehensive income exist other than the loss from operations.

NOTE 3- INCOME TAXES

No provisions for federal and state income taxes are made in the financial statements as these taxes are the responsibility of the members under this form of organization.

NOTE 4- RECEIVABLE FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to the Company's clearing organization at December 31, 2002, consist of the following:

	Receivable	Payable
Receivable from clearing broker	$ 3,060,884	$ 82,904
	$ 3,060,884	$ 82,904

NOTE 5- FIXED ASSETS

Fixed assets are comprised of the following:

Furniture and fixtures	$	268,775
Leasehold Improvements		19,852
		288,627
Less: accumulated depreciation and amortization		(63,976)
	$	224,651

NOTE 6- COMMITMENTS AND CONTINGENCIES

Operating Leases

During 2002 the Company entered into lease agreements for office space which expire through June 2007. During 2002 the Company paid $31,052 in rent expense.

Remaining commitments under the operating leases are as follows:

Year ending December 31,		Amount
2003	$	47,272
2004		46,836
2005		48,241
2006		49,688
2007 and thereafter		25,212
	$	217,249

NOTE 7- NET CAPITAL REQUIREMENTS

The Company is a member of the American Stock Exchange and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires that the ratio of aggregate indebtedness to net capital may not exceed 15 to 1, and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2002, the Company's net capital was $2,231,289 which was $2,131,289 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 0.324 to 1.

NOTE 8- EXEMPTION FROM RULE 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

NOTE 9- OFF BALANCE SHEET RISK

Pursuant to a clearance agreement, the Company clears all of its securities transactions through its sole clearing broker. Under certain conditions as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions initiated by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company.

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5

OF THE SECURITIES EXCHANGE ACT OF 1934

INTRADE, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

NET CAPITAL:			
Members' equity		$	2,825,550
Less non-allowable assets and deductions:			
Fixed assets, net	224,651		
NYSE - EAM	233,330		
CME Membership	92,259		
Security Deposits	14,400		
JBO Investment	10,000		
Loan Receivable	10,000		
Organization costs, net	9,621		
			594,261
Less: Haircuts on trading and investment securities			
NET CAPITAL		$	2,231,289
AGGREGATE INDEBTEDNESS, total liabilities		$	723,607
MINIMUM NET CAPITAL REQUIRED (6.67% of aggregate indebtedness)		$	48,241
MINIMUM NET CAPITAL DOLLAR REQUIREMENT		$	100,000
MINIMUM NET CAPITAL REQUIRED		$	100,000
EXCESS NET CAPITAL ($2,231,289 - $100,000)		$	2,131,289
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO	$ 723,607		
NET CAPITAL	$ 2,231,289		32.43%

There are no material differences between the above computation and the computation included in the Company's corresponding unaudited form X-17A-5 Part IIA filing.

INTRADE, LLC

INDEPENDENT PUBLIC ACCOUNTANTS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

DECEMBER 31, 2002

KEMPISTY & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, P.C.
15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 - FAX (212) 513-1930

Intrade, LLC
New York, New York

In planning and performing our audit of the financial statements of Intrade, LLC (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activites for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, The American Stock Exchange, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers,and is not intended to be and should not be used by anyone other than these specified parties.

Kempisty & Company CPAs PC

Kempisty & Company
Certified Public Accountants PC
New York, New York
February 10, 2003